May 16, 2005

Mr. Bedo Kalpakian
Las Vegas From home.com Entertainment Inc.
6th Floor, 1199 West Hastings Street
Vancouver, BC V6E 3T5

Dear Mr. Kalpakian,

RE: DECEMBER 31, 2004 ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The annual audited consolidated financial statements for Las Vegas from Home.com Entertainment Inc. previously filed on SEDAR on April 28, 2005 were missing one line on the consolidated statements of operations and deficit.

The missing line was as follows:

	2004	2003	2002
Consulting and professional fees	991,950	227,138	125,764

The missing line did not affect the total expenses and had no effect on the Company’s financial results.

Yours truly,

SMYTHE RATCLIFFE